February 7, 2025

Jeffrey Meckler
Chief Executive Officer
Indaptus Therapeutics, Inc.
3 Columbus Circle, 15th Floor
New York, NY 10019

       Re: Indaptus Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed February 5, 2025
           File No. 333-284707
Dear Jeffrey Meckler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gary M. Emmanuel, Esq.